BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

12 July 2006

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop: Room 3628

SUPPL





Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp

Sarah Hunter
Head of Investor Relations

9/12

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1V 1LQ

Fax: +44 20 7932 6783

From: US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA
Mailstop:3628

Re: SEC notification 12 July 2006

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

News release

Immediate Release

Tuesday 11 July 2006

June Traffic Figures

BAA's UK airports handled a total of 13.9 million passengers in June, an increase of 3.9% on the same month last year. This marked a continuation of a trend of gradual improvements in underlying growth seen since the start of the year.

All major markets recorded growth, with the exception of European Charter, which dropped 7.5%. European scheduled traffic was up 8%, whilst North Atlantic activity was up 2.9%, and other long haul routes increased by a collective 8.2%. Among these the fastest growing route was India, which grew 55.4%.

Of the individual airports, Stansted saw the largest gain at 11.8%. Heathrow and Gatwick grew 2.0%, and 2.9%.respectively. In Scotland, Aberdeen recorded an increase of 11.0%, Edinburgh's was up 3.4%, and Glasgow's traffic remained unchanged.

In total the number of air transport movements at BAA airports rose by 1.7%, while cargo tonnage was up by 0.1%.

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com



BAA

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Mark Mann, BAA plc**
Tel: +44 (0)20 7932 6609

City enquiries: **Sarah Hunter, BAA plc**
Tel: +44 (0)20 7932 6692

BAA

BAA Traffic Summary : June 2006

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to Jun 06	% Change**	12 months to Jun 06	% Change***
Heathrow	6,122.2	2.0	17,650.9	2.6	67,862.7	0.1
Gatwick	3,315.3	2.9	9,005.4	6.1	33,365.1	3.3
Stansted	2,248.0	11.8	6,406.7	13.0	22,973.8	6.5
London Area Total	**11,685.5**	**4.0**	**33,063.0**	**5.4**	**124,201.6**	**2.1**
Southampton	186.7	3.1	521.7	5.2	1,887.8	14.0
Glasgow	891.1	0.0	2,326.8	-0.0	8,819.0	1.7
Edinburgh	817.3	3.4	2,277.9	2.2	8,542.4	3.9
Aberdeen	286.3	11.0	815.9	11.4	3,029.1	10.2
Scottish Total	**1,994.7**	**2.9**	**5,420.6**	2.5	**20,390.5**	**3.8**
UK Total	**13,866.9**	**3.9**	**39,005.2**	5.0	**146,479.8**	**2.5**
Naples	513.6	11.4	1,446.7	14.7	4,743.4	3.5

Air Transport Movements	Month	% Change*	Fin year to date: Apr to Jun 06	% Change**	12 months to Jun 06	% Change***
Heathrow	39,801	0.4	119,123	48.8	472,909	0.5
Gatwick	23,039	-0.2	65,576	44.1	254,363	2.6
Stansted	17,089	9.2	50,044	60.8	185,065	4.3
London Area Total	**79,929**	**2.0**	**234,743**	49.8	**912,337**	**1.8**
Southampton	4,265	5.7	12,282	54.1	45,802	13.7
Glasgow	8,890	-3.0	24,979	41.2	97,463	3.2
Edinburgh	10,360	-0.9	29,762	-2.1	116,683	2.1
Aberdeen	8,559	6.2	24,912	7.4	96,388	11.2
Scottish Total	**27,809**	**0.5**	**79,653**	11.8	**310,534**	**5.1**
UK Total	**112,003**	**1.7**	**326,678**	38.5	**1,268,673**	**3.0**
Naples	5,887	1.2	16,455	3.6	57,402	-4.5

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to Jun 06	% Change**	12 months to Jun 06	% Change***
Heathrow	107,263	-2.4	314,734	-4.2	1,301,370	-1.6
Gatwick	18,472	7.9	55,972	6.8	228,100	5.7
Stansted	20,857	-0.5	60,035	-4.2	236,481	0.4
London Area Total	**146,592**	**-0.9**	**430,741**	-2.9	**1,765,951**	**-0.5**
Southampton	14	-46.2	47	-23.0	179	-29.5
Glasgow	459	-51.1	1,738	-19.9	8,533	-2.0
Edinburgh	4,318	89.3	10,444	62.4	35,881	29.1
Aberdeen	369	0.8	1,060	0.3	4,252	6.6
Scottish Total	**5,146**	**43.5**	**13,242**	37.1	**48,666**	**20.2**
UK Total	**151,752**	**0.1**	**444,030**	-2.1	**1,814,796**	**0.0**
Naples	143	**-22.3**	523	-4.2	1,978	-11.2

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of June 2005

** compared to the three months April to June 2005

*** compared to the twelve months to June 2005

BAA

Market Comparison: June 2006

Market	*BAA Total Jun 05 (000s)*	*BAA Total Jun 06 (000s)*	*% Change*
Domestic	2,409	2,405	-0.2
Eire	617	614	-0.5
European Scheduled	5,298	5,720	8.0
European Charter*	1,350	1,249	-7.5
North Atlantic	1,882	1,937	2.9
Other Long Haul	1,794	1,941	8.2
Total	**13,351**	**13,867**	**3.9**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.